May 2, 2005

VIA EDGAR AND FACSIMILE

Mr. Mark Webb

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Lazard Ltd and Lazard Group Finance LLC

Registration Statement on Form S-1, filed March 21, 2005,

as amended April 11, 2005

File No. 333-123463

Dear Mr. Webb,

On behalf of Lazard Ltd (“Lazard” or the “Company”) and Lazard Group Finance LLC (“Lazard Group Finance,” and, together with the Company, the “Registrants”), set forth below are the responses of the Registrants to the comments of the staff of the Division of Corporation Finance (the “Staff”), regarding the above-referenced Registration Statement, which you delivered in a letter dated April 20, 2005.

We are providing under separate cover five copies of Amendment No. 2 to the above-referenced Registration Statement (“Amendment No. 2”), which reflects the Registrants’ responses and additional and revised disclosure. Two copies of Amendment No. 2 are marked to show changes from the filing of Amendment No. 1 to the Registration Statement on Form S-1 on April 11, 2005. We are providing courtesy copies of Amendment No. 2, including a version

Division of Corporate Finance

May 2, 2005

marked for changes, to Angela Jackson, Staff Accountant, Joyce Sweeney, Senior Accountant, and Christian Windsor, Special Counsel.

For your convenience, the text of the Staff’s comments is set forth in bold text followed by the responses of the Registrants. All page references in the responses set forth below refer to pages of the revised Registration Statement.

General Comments on File No. 333-123463

1.	We note your response to prior comment 3. Although we do not accept your analysis of the issue, we have not decided not to pursue the Rule 140 issue.

Response: The Company acknowledges the Staff’s comment and it has confirmed in a conversation with Christian Windsor that the “not” following “have” was inserted by error.

Material Federal Income Tax and Bermuda Tax Consequences - page 234

2.	Revise the portion of this tax discussion regarding the tax treatment of holders of Lazard Ltd. stock to clarify that the discussion is supported by the opinion of counsel. Please refer to earlier staff comments on this matter directed toward the Registration Statement for Lazard Ltd.’s offer of common stock.

Response: The Company has revised the Registration Statement on page 234 in response to the Staff’s comment.

3.	In your revised disclosure you state that there is not any direct authority as to how the contract adjustment payments should be treated and so therefore investors should consult their tax advisor. From this response it is not clear whether this portion of the tax discussion is covered by Wachtell’s opinion. Please revise to clarify whether Wachtell is of the opinion that the payments would be taxable as ordinary income. Alternatively, please identify any other potential tax consequences and clarify why counsel believes that ordinary income treatment is likely.

Response: The Company has revised the Registration Statement on page 238 in response to the Staff’s comment.

Exhibit 5.1

4.	Please provide an opinion for the purchase contracts and the senior notes. See Item 601 of Regulation S-K.

Response: With respect to the Staff’s request for an opinion for the purchase contracts, the opinion of Conyers Dill & Pearman has been revised and with respect to the Staff’s

Division of Corporate Finance

May 2, 2005

request for an opinion for the senior notes, an opinion of Wachtell, Lipton, Rosen & Katz has been filed in response to the Staff’s comment.

5.	Please delete assumption (e) since it assumes the opinion to be issued.

Response: The opinion of Conyers Dill & Pearman has been revised in response to the Staff’s comment.

6.	Please delete the paragraph defining “non-assessable.” The opinion has to address what the term means in Item 601 of Regulation S-K.

Response: The opinion of Conyers Dill & Pearman has been revised in response to the Staff’s comment.

Exhibit 8.2 - Tax Opinion of Wachtell Lipton

7.	We note your reference that Wachtell Lipton’s opinion may not be relied upon by any person other than Lazard. Revise this line to eliminate any implication that purchasers of the notes may not rely upon the opinion.

Response: The debt opinion of Wachtell, Lipton, Rosen & Katz has been revised in response to the Staff’s comment.

*    *    *

Division of Corporate Finance

May 2, 2005

Should you require further clarification of the matters discussed in this letter or in the revised Registration Statement, please contact Craig M. Wasserman, Esq., Benjamin D. Fackler, Esq. or the undersigned at (212) 403-1000 (facsimile: (212) 403-2000).

Sincerely,

/s/    Gavin D. Solotar

Gavin D. Solotar, Esq.

cc:	Scott D. Hoffman, Esq.

    Managing Director and General Counsel, Lazard LLC

Kris F. Heinzelman, Esq.

    Cravath, Swaine & Moore LLP